SUN ENTERTAINMENT HOLDING CORPORATION

(604) 684-7929
(800) 665-2454
(604) 683-2003 FAX

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

Nashville
(615) 385-1960
(615) 385-1964 FAX

October 30, 2009

United States Securities and Exchange Commission
100 F Street North East
Washington, District of Columbia
United States 20549

SUPPL

Attn: Mail Stop Room 3628

Re: **Sun Entertainment Holding Corporation**
File No: 82-1776

Dear Sir or Madam:

09047357

We enclose the following for your information and records:

- Quarterly Report dated 30 JUN, 2009
- Management Discussion & Analysis dated 30 JUN, 2009
- CEO Form 52-109FV2 dated 30 JUN, 2009
- CFO Form 52-109FV2 dated 30 JUN, 2009
- 2009 AGM Information Circular
- 2009 AGM Notice of Meeting
- 2009 AGM Proxy Card
- 2009 AGM Reuest Form
- News Release dated 07 OCT, 2009

Sun Entertainment Holding Corporation

Yours truly,

Terry O. Lashman
Encl.

SEC Mail Processing
Section

NOV 12 2009

Washington, DC
110

11/24

QUARTERLY REPORT
JUNE 30, 2009

SCHEDULE A:

1. Balance Sheet
2. Statements of Operations and Deficit
3. Statement of Changes in Financial Position
4. Notes to Consolidated Financial Statements

SCHEDULE B:

5. Management Discussion

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED BALANCE SHEET
June 30, 2009 and December 31, 2008
(Prepared by Management)

Schedule A
Exhibit 1

ASSETS:

	30-Jun-09	31-Dec-08
CURRENT ASSETS:		
Cash	339,497	798,347
Royalty Reserve Cash	1,357,994	1,197,520
Accounts receivable	53,965	48,084
Inventory	118,460	117,888
Prepaid expenses	31,369	7,912
Total Current Assets	1,901,285	2,169,751
Fixed Assets; less accumulated depreciation of $35,970(2008), $36,395 (2007)	29,756	34,878
GOODWILL, net of amortization of $80,540 and impairment of $147,535	1,990	0
	1,933,031	2,204,629
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	574,592	589,061
Income Taxes Payable	0	119,032
Due to Affiliate	185,756	169,863
Total current liabilities	760,348	877,956
SHARE CAPITAL AND DEFICIT		
SHARE CAPITAL	3,305,595	3,305,595
DEFICIT	(2,132,912)	(1,978,922)
	1,172,683	1,326,673
	1,933,031	2,204,629

Approved by the Directors:

John A. Singleton ______________ Director

Terry O. Lashman ______________ Director

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
June 30, 2009
(Prepared by Management)

Schedule A
Exhibit 2

	3 Months Ended Jun 30 2009	6 Months Ended Jun 30 2009	3 Months Ended Jun 30 2008	6 Months Ended Jun 30 2008
ROYALTY REVENUES	397,539	612,312	621,135	925,118
INTEREST AND OTHER REVENUES	84,203	161,582	366,564	458,956
TOTAL REVENUES	457,417	773,894	987,699	1,384,074
OPERATING EXPENSES				
Wages	109,626	210,821	84,994	146,512
Outside Services	28,961	55,981	7,629	48,073
Office supplies	4,857	13,084	6,355	16,275
Postage	2,898	9,120	2,602	3,973
Rent	3,459	6,027	2,460	3,729
Auto	5,363	9,462	4,705	9,217
Security	(2)	66	2,006	2,062
Software	1,481	1,816	12,550	13,135
Copy Machine	139	290	108	6,194
Telephone	3,762	6,926	3,299	6,143
Dues & Subscriptions	3,391	5,196	1,610	2,998
Disposal	1,893	3,220	1,164	2,282
Copyrights & Trademarks	(114)	54	0	0
Consulting & Commissions	20,941	38,575	12,794	24,586
CDs/Cassettes Costs	35,869	58,878	83,646	184,494
Royalty Expense	142,924	222,282	247,306	352,727
Travel, entertainment and promotion	30,979	54,512	28,516	67,222
Legal and accounting	55,974	80,010	30,466	106,210
Utilities and taxes	11,944	23,644	10,236	19,525
Insurance	6,508	13,766	4,631	11,958
Management fees	24,529	45,452	72,073	108,568
Listing and transfer fees	4,706	10,500	8,131	15,367
Bank charges and interest	2,366	4,511	17,749	20,178
Depreciation	1,686	3,515	859	1,718
Repairs and maintenance	(2,252)	(405)	4,280	5,932
Total operating expenses	501,886	877,303	650,168	1,179,078
INCOME (LOSS) FROM OPERATIONS	(20,144)	(103,409)	337,531	204,996
FOREIGN EXCHANGE	(24,325)	(57,217)	(1)	(91,203)
EARNINGS (LOSS) FOR THE PERIOD	(44,469)	(160,626)	337,530	113,793
DEFICIT, BEGINNING	(2,088,443)	(1,972,286)	(2,475,038)	(2,251,301)
DEFICIT, ENDING	(2,132,912)	(2,132,912)	(2,137,507)	(2,137,507)
EARNINGS (LOSS) PER SHARE	$0.03	$0.04	$0.03	$0.01

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
6/30/2009
(Prepared By Management)

Schedule A
Exhibit 3

	3 Months Ended Jun 30 2009	6 Months Ended Jun 30 2009	3 Months Ended Jun 30 2008	6 Months Ended Jun 30 2008
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net income (loss) for the period	(44,469)	(160,626)	337,530	453,988
Amortization of goodwill, a charge not involving cash	0	0	0	0
	(44,469)	(160,626)	337,530	453,988
Net change in non-cash working capital balances relating to operations	(219,864)	(137,749)	(239,073)	(523,733)
	(264,333)	(298,375)	98,457	(69,745)
FINANCING ACTIVITIES				
Advances from directors	0	0	0	0
Shares issued	0	0	0	0
	0	0	0	0
INCREASE (DECREASE) IN CASH DURING THE PERI(	(264,333)	(298,375)	98,457	(69,745)
CASH AT BEGINNING OF PERIOD	1,961,825	1,995,867	2,389,187	2,557,389
CASH AT END OF PERIOD	1,697,492	1,697,492	2,487,644	2,487,644

SUN ENTERTAINMENT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

1. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These financial statements include the accounts of the company, a British Columbia corporation listed on the Canadian Venture Exchange, and its wholly-owned subsidiary, Sun Entertainment Corporation, a Tennessee corporation. All material inter-company transactions and balances have been eliminated.

b) Inventory

Inventory consists of records, tapes and cassettes and is stated at the lower of cost (first-in, first-out) or net realizable value.

c) Revenue recognition

The company receives both foreign and domestic royalties from companies it contracts with and which are licensed to sell recordings from masters leased to them by the company. Terms of the license agreements vary; however, in general, most agreements specify payments of minimum guaranteed royalties to the company. The company follows the practice of recognizing licensee royalties as income upon receipt.

d) Record masters and advance royalty payments to artists

The company follows the practice of expensing the cost of master recordings and any advance royalties paid to the artist if they are not recovered through royalties earned by the artist during the year.

e) Foreign currency translation

These financial statements are presented in Canadian dollars. The operations of the subsidiary, located in the United States, are considered to be integrated with those of the parent company and as such, the company employs the temporal method for translation of the assets, liabilities and operations denominated in U.S. currency as follows:

(i) Monetary items - at the rate of exchange in effect at the balance sheet date.

(ii) Non-monetary items at their historical rates of exchange (except for items carried at market value which are translated at the rate of exchange in effect at the balance sheet date).

(iii) Revenue and expenses - at the average rate of exchange in effect during the year.

(iv) Amortization - at the same rates of exchange as the assets to which they relate.

Gains or losses arising on translation are included in the determination of net income for the current year.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Goodwill

Effective January 1, 2002 the company adopted CICA 3062-Goodwill and Other Intangible Assets as required by the Canadian Institute of Chartered Accountants.. This policy no longer permits the amortization of goodwill.

g) Loss per share

Loss per share computations are based upon the weighted average number of shares outstanding during the year. Equivalent shares (stock options or otherwise) have been excluded from the calculation as the effect of the inclusion would be anti-dilutive in that the loss per share would decrease.

h) Future income taxes

The company recognizes income taxes using an asset and liability approach. Future income tax 29,419assets and liabilities are computed annually for differences between the financial statements and tax bases using enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

i) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assertions may affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

j) Cash

Cash consists of demand deposits held with financial institutions and highly liquid instruments with original maturities of three months or less.

2. NATURE OF OPERATIONS

The company is engaged principally in the merchandising of records and tapes and receiving royalties for use of its master recordings. The company has exclusive rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc., a company controlled by the president of Sun Entertainment Holding Corporation. The agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the agreement.

During the current year, the company's revenues were derived principally from activity in the

United States and the company's assets are situated principally in the United States. Rates used for translating transactions and balances denominated in United States dollars are as follows:

Rate at June 30	1.1632	1.0267
Average rate for the period	1.1947	1.1165

June 30	**2009**	**2008**

3. FINANCIAL INSTRUMENTS

The company's financial instruments consist of cash and cashable deposits with maturities of less than ninety days, accounts receivable, accounts payable and accrued liabilities, advances from directors and amounts due to affiliated companies. In management's opinion the company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, except for advances from directors and amounts due from affiliated companies, the fair values of which are not readily determinable because they are non-interest bearing.

4. GOODWILL

Goodwill arising on business combination	$ 228,075	$ 228,075
Previously Amortized	(80,540)	(80,540)
Impairment provision	(147,535)	(147,535)
	$ 0	$

5. RELATED PARTY TRANSACTIONS

The following is a summary of balances and transactions with directors and/or companies controlled by directors of Sun Entertainment Holding Corporation and its wholly-owned subsidiary.

Balance Sheet:		
Accounts payable to companies controlled by directors	$ 185,756	$ 574,592
Advances from directors	0	0
Due to companies controlled by directors	0	0
Statement of Operations:		
Management fees incurred to a company controlled by a director	12,000	12,000
Royalties incurred to company controlled by a director (Note 2)	24,419	44,424

All related party transactions have been recorded at their exchange amounts, which approximate market terms. The related party balances have been recorded at their exchange amounts and are non-interest bearing with no fixed terms of repayment.

6. COMMITMENT

The company is committed to a premises lease for Canadian $60,000 annually on a year-to-year basis to a company controlled by a director. The landlord has suspended collection of the annual lease payment.

7. SHARE CAPITAL

Issued:	Number of Shares		Value
Balance at June 30, 2009 and 2008	11,921,679	$	3,298,095

SUN ENTERTAINMENT HOLDING CORPORATION
MANAGEMENT'S DISCUSSION & ANALYSIS
SIX MONTHS ENDED JUNE 30, 2009

DISCLAIMER

This discussion and analysis has been prepared by the management of Sun Entertainment Holding Corporation ("Sun" or the "Company") and should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2008 as well as the unaudited interim consolidated financial statements and notes for the six months ended June 30, 2009.

This document, as well as other management discussion of the Company's vision, business strategies and expectations as reported in the business plan, information circular, annual information form, quarterly management discussion and analysis, regulatory filings, press releases and other reports, contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The words "believe", "expect", "intend", "anticipate", or any variations of such words and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward- looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.

Factors that affect the Company's actual results include the rate of market acceptance of the Company's products and services; the ability to obtain and defend intellectual property rights and related products; the ability to market the Company's products and services; as well as the status of competing products and services, and general economic conditions including foreign exchange rates. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

DESCRIPTION OF BUSINESS

The Company controls the rights to over 7,000 classic Rock & Roll, Rockabilly, Country, Rhythm & Blues, Gospel and Bluegrass titles from the 50's, 60's and 70's. Included in these recordings are such well known songs as "Whole Lot of Shakin' Going On"/Jerry Lee Lewis, "I Walk The Line"/Johnny Cash, "Blue Suede Shoes"/Carl Perkins, "Lonely Weekends"/Charlie Rich, "Ooby Dooby"/Roy Orbison, "Harper Valley PTA"/Jeannie C. Riley, "From A Jack To A King"/Ned Miller, "Chapel Of Love"/The Dixie Cups, and "The Boy From New York City"/The Ad Libs. The majority of the revenues received by the Company are from royalty licensing arrangements with the major record companies such as Universal, SonyBMG, Warner Music Group and EMI, from independent record companies such as Madacy, Time-Life Music and Direct Source Special Products and from digital download companies Apple iTunes and eMusic in the United States and Charly and Disky in Europe. Other revenues are flat fees received from the uses of the Company's master recordings as source music in motion pictures, television shows and radio and television commercials and sums received from sales of merchandise that features the Company's logo.

OVERALL PERFORMANCE

Revenues

Revenues for the six month period ending June 30, 2009 were $716,677, down 44% compared to $1,292,872 for the same period of 2008. Royalty and license fee revenues for the current period were $621,205 compared to $925,118 for the same period of 2008, which is a 32% decrease. Sales of merchandise containing the Sun Records logo and artists names and likeness decreased 72% during the current period as compared to the same period in 2008 due to a one time major purchase by a major restaurant/gift shop chain in 2008.

During the current period, eighty one (81%) percent of the Company's royalty revenues were received from licensees in the United States with the remaining nineteen (19%) percent received from licensees outside the United States. The companies that generate the largest royalty revenues for the company in the United States are Universal Music (a unit of the French company Vivendi), Sony Music Entertainment, Madacy Entertainment, Time-Life Music (a Direct Holdings America company). Royalty revenues from the digital download companies are becoming more significant for the Company and during the current period these royalties accounted for twenty five (25%) percent of the total royalty revenues received by the Company and this compares to twelve (12%) for the same period in 2008. The Company receives most of its revenues from outside the United States from Charly Records and Disky Communications in Europe.

Royalties Expense and Product Costs

The royalty expense to artists, producers and publishers for the six month period ending June 30, 2009 were $222,282 compared to $352,727 for the same period of 2008. Decreased royalty and license fee revenues, timing of payments and the fact that royalty payments to artists and producers are normally made within sixty to ninety days after the end of the period in which royalty revenues are received caused a decrease in the royalty expense and decreased purchases of Sun logo enhanced merchandise caused a decrease in the merchandise product costs.

Expenses

Overhead for the six month period ending June 30, 2009 was $596,143 compared to $641,857 for the same period of 2008.

Statement of Operations & Deficit

The losses for the six month period ending June 30, 2009 were $160,626 compared to earnings of $113,793 for the same period of 2008. The decrease in earnings was due to the decrease in total revenues.

Finance & Cash Flow

Cash used in operating activities during the six month period ending June 30, 2009 was $592,628 compared to $640,139 for the same period of 2008. The decrease in cash usage was primarily due to the billing terms for merchandise purchased during the current period and the decrease in cost of goods sold.

No cash was used in investing activities during the six month period ending June 30, 2009 or for the same period of 2008.

There were no financing activities during the six month period ending June 30, 2009 or for the same period of 2008.

MARKET

Worldwide physical (e.g. cds) continue to fall quickly, but they still are not being compensated by digital equivalents, according to a recent report issued by the trade group International Federation of the Phonograph Industry (IFPI). The report also states that while global digital sales in 2008 increased by 24.1% over those sales in 2007 to US$3.78 billion and performance income increased by 16.2% in 2008, total global sales in 2008 decreased by 8.3% to US$18.4 billion. A decrease in 2008 physical sales of 15.4% was the cause of the overall drop of music sales in 2008. In the United States, the world's largest market for music, the 2008 results are worse, for physical sales in 2008 decreased by nearly a third, or approximately US$1 billion. While digital sales in the United States grew by 16.5% to US$1.78 billion and performance income increased by 133%, total music sales were down 18.6 % (the biggest drop in the world) to US$4.9 billion. The music business still relies on approximately 75% of global sales from physical product against just 4% digital. IFPI estimates that 95% of downloaded music is stolen by the consumer and the music industry continues to explore ways to wipe out the rampant piracy that is a critical threat to all companies whose main business is music. In the first quarter of 2009, the rapid erosion in cd sales shows no signs of letting up for in the United States, cd sales plunged 20.3% compared to the same period in 2008. Digital sales in the first quarter of 2009 were up 17% of those in the same period of 2008 and some US music executives expect digital sales to overtake physical sales by the end of 2009.

The Company continues to market its catalog of master recordings for use in television shows, movies, commercials, and compilation and special album releases. Digital music sales are becoming more popular with consumers and the Company is in negotiations with several companies to expand its presence in the digital market for permanent downloads and mobile telephone uses of the Company's master recordings. The use of the Company's ionic Sun Records logo continues to be used on various merchandise that is marketed both by the Company directly and by licensees of the Company to wholesalers and retailers. The Company is currently exploring opportunities with companies in different industries. Sun/Elvis merchandise can be seen and ordered through a special website, www.sunelvis.com.

SELECTED ANNUAL INFORMATION

	2008	2007	2006
Revenues	$2,181,917	$3,371,584	$3,154,996
Royalties expense and product costs	$ 802,162	$1,202,007	$1,190,455
Expenses, other than royalties and product costs	$1,120,002	$1,244,682	$1,106,422
Income before taxes	$ 259,753	$ 924,895	$ 858,119
Shares issued and outstanding	11,921,679	11,921,679	11,921,679
Earnings per share	$ 0.01	$ 0.05	$ 0.05
Total assets	$2,204,629	$2,693,167	$2,300,251
Total long-term financial liabilities	None	None	None
Cash dividends declared	None	None	None

SUMMARY OF QUARTERLY RESULTS

	2009	2008	2008	2008	2008	2007	2007	2007
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	292,152	523,932	365,113	896,498	396,374	1,232,832	364,473	1,221,640
Income before taxes	(116,157)	187,067	(41,107)	337,530	(223,737)	491,518	(20,610)	403,913
Shares outstanding	12M	12M	12M	12M	12M	12M	12M	12M
Earnings (Loss) per share	(0.01)	0.01	(0.01)	0.03	(0.02)	0.011	(0.002)	0.034

LIQUIDITY AND RISKS

As at June 30, 2009, the Company had a working capital excess of $1,176,114 compared to a working capital excess of $1,326,673 as at December 31, 2008, the end of the Company's last completed fiscal year. The decrease excess was a direct result of the decreased cash and increase in due to affiliate and was financed by regular cash flow.

The Company is exposed to market risk related to changes in foreign currency. This could adversely affect the value of the Company's current assets and liabilities as well as impact revenues and profitability.

CONTRACTUAL OBLIGATIONS

There were no long-term contractual obligations.

CAPITAL RESOURCES

The Company has limited capital resources, and is relying on continuing royalty and license fee revenues to provide future capital.

OFF BALANCE SHEET ARRANGEMENTS

There were no off balance sheet arrangements.

MATERIAL CONTRACTS

The Company has an exclusive license agreement for the use of master recordings owned by Shelby Singleton Enterprises, Inc. See Note 2.

TRANSACTIONS WITH RELATED PARTIES

Refer to Note 5.

PROPOSED TRANSACTIONS

There were no proposed transactions.

CRITCAL ACCOUNTING ESTIMATES

There were no critical accounting estimates.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2002, the Company adopted, on a retroactive basis, the new recommendations of the CICA with respect to the recognition, measurement and disclosure of foreign currency exchange gains and losses. The amendments to the standard require separate disclosure of exchange gains and losses on the income statement and the elimination of deferral and amortization of unrealized gains and losses on foreign currency denominated non-current monetary assets and liabilities, except to the extent that they meet specified criteria for hedge accounting. The change in policy had no effect on current or prior period balances.

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the period. Amortization is converted using the rates prevailing at the dates of acquisition. Gains and losses from foreign currency translation are included in the consolidated statements of loss.

Effective January 1, 2002, the Company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted to employees using the intrinsic value method whereby compensation costs for awards to employees are recognized only when the market price exceeds the exercise price at the date of grant. Pro-forma disclosure of the impact on net income and earnings per share of the fair value of options granted to employees is required.

Stock-based compensation granted to non-employees is recorded at the fair value as determined using the Black-Scholes option valuation model.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and advances from related parties. Unless otherwise noted, it is management's opinion that the Company

is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

INVESTOR RELATIONS
There were no agreements for investor relations.

SUBSEQUENT EVENTS
There were no material subsequent events.

CORPORATE DISCLOSURE
The company has established disclosure controls, procedures and corporate policies so that the financial results are presented accurately, fairly and timely.

The disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted under applicable securities regulation is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

No matter how well designed, all internal control systems provide only reasonable and not absolute assurance that financial information is accurate and complete. Should lapses in the disclosure controls and procedures occur and/or if mistakes occur, the Company will take whatever steps necessary to minimize the consequences of such occurrences.

The Company has conducted a review and evaluation of its disclosure controls and procedures, with the conclusion that is has an effective system of disclosure controls and procedures. In reaching this conclusion, the Company recognizes that it is very dependent upon its legal counsel to assist in recognizing, interpreting, understanding and complying with the various securities regulations disclosure and filing requirements and that the Board of Directors is active and communicates often and effectively.

The Board of Directors of the Company are in fact the Company's executive management team. Each member of the Board has varying degrees of knowledge concerning the regulatory disclosure requirements.

The Company is small and must rely on its legal counsel and Board of Directors to assist it and as such they form part of the disclosure controls and procedures.

As the Board of Directors is also the senior management of the Company, open and effective lines of communication amongst the Board must be in place. The Company believes this communication exists. While the Certifying officers have evaluated the effectiveness of the company's disclosure controls and procedures as of December 31, 2008 and have concluded that such procedures are adequate and effective to ensure accurate and complete disclosures.

The Company evaluated the design of its internal controls and procedures over financial reporting for the year ended December 31, 2008. This evaluation was performed by the Chief Executive Officer and Chief Financial Officer with the assistance of the other members of the Board of Directors to the extent necessary or appropriate. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design of these internal controls and procedures over financial reporting was effective.

FORWARD LOOKING STATEMENTS

Statements that are not historical facts may be considered to be forward looking statements. This report contains forward-looking statements. Forward-looking statements include management's beliefs and expectations of certain events based on assumptions. Forward-looking statements include estimates of objectives, future events and assumptions. These items can include operating and financial conditions, capital spending, accounting estimates, regulatory changes, environmental legislation, engineering evaluations, commodity prices and demand for commodities. Forward-looking statements, by their very nature, involve risks and uncertainties. Therefore, actual results could differ materially from those expected due to changes in the factors used to predict future results. While management's assumptions are considered reasonable at the time of preparation, readers are cautioned that such assumptions may change and undue reliance should not be placed on forward-looking statements.

ADDITIONAL INFORMATION

Additional information regarding the Company can be found on SEDAR at **www.sedar.com** or the Company's web site at **www.sunrecords.com**.

Form 52-109FV2

CERTIFICATION OF INTERIM FILINGS - VENTURE ISSUER BASIC CERTIFICATE

I, **Shelby S. Singleton, President and Chief Executive Officer of Sun Entertainment Holding Corporation,** certify the following:

1. ***Review***: I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of **Sun Entertainment Holding Corporation** (the "issuer") for the interim period ended **June 30, 2009.**
2. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.
3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: **August 31, 2009**

"Shelby S. Singleton"

Shelby S. Singleton
President & CEO

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2

CERTIFICATION OF INTERIM FILINGS - VENTURE ISSUER BASIC CERTIFICATE

I, **John A. Singleton, Chief Financial Officer of Sun Entertainment Holding Corporation,** certify the following:

1. ***Review***: I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of **Sun Entertainment Holding Corporation** (the "issuer") for the interim period ended **June 30, 2009.**
2. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.
3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: **August 31, 2009**

"John A. Singleton"

John A. Singleton
CFO

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

SUN ENTERTAINMENT HOLDING CORPORATION
Suite 702 – 889 West Pender Street
Vancouver, British Columbia V6C 3B2
Telephone: 604.684.7929
Facsimile: 604.683.2003

INFORMATION CIRCULAR
May 25, 2009

INTRODUCTION

This Information Circular accompanies the Notice of Annual and Special General Meeting (the "Notice") and is furnished to shareholders holding common shares in the capital of Sun Entertainment Holding Corporation (the "Company") in connection with the solicitation by the management of the Company of proxies to be voted at the annual and special general meeting (the "Meeting") of the shareholders to be held at 5:00 p.m. (Nashville time) on Friday, June 19, 2009 at 3106 Belmont Boulevard, Nashville, Tennessee, USA, or at any adjournment or postponement thereof.

Date and Currency

The date of this Information Circular is May 25, 2009. Unless otherwise stated, all amounts herein are in Canadian dollars.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by the Company will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for costs incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment of Proxy

Registered shareholders are entitled to vote at the Meeting. A shareholder is entitled to one vote for each common share that such shareholder holds on the record date of May 11, 2009 on the resolutions to be voted upon at the Meeting, and any other matter to come before the Meeting.

The persons named as proxyholders (the "Designated Persons") in the enclosed form of proxy are directors and/or officers of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR OR ON BEHALF OF THAT SHAREHOLDER AT THE MEETING, OTHER THAN THE DESIGNATED PERSONS NAMED IN THE ENCLOSED FORM OF PROXY.

TO EXERCISE THE RIGHT, THE SHAREHOLDER MAY DO SO BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON, IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY. SUCH SHAREHOLDER SHOULD NOTIFY THE NOMINEE OF THE APPOINTMENT, OBTAIN THE NOMINEE'S CONSENT TO ACT AS PROXY AND SHOULD PROVIDE INSTRUCTION TO THE NOMINEE ON HOW THE SHAREHOLDER'S SHARES SHOULD BE VOTED. THE NOMINEE SHOULD BRING PERSONAL IDENTIFICATION TO THE MEETING.

In order to be voted, the completed form of proxy must be received by the Company's registrar and transfer agent, Computershare Trust Company of Canada (the "Transfer Agent") at their offices located at 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, by mail or fax, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled time of the Meeting, or any adjournment or postponement thereof. Alternatively, the completed form of proxy may be delivered to the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by the shareholder who is giving it or by that shareholder's attorney-in-fact duly authorized by that shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual shareholder or joint shareholders, or by an officer or attorney-in-fact for a corporate shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, must accompany the form of proxy.

Revocation of Proxies

A shareholder who has given a proxy may revoke it at any time before it is exercised by an instrument in writing: (a) executed by that shareholder or by that shareholder's attorney-in-fact authorized in writing or, where the shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

Voting of Common Shares and Proxies and Exercise of Discretion by Designated Persons

A shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the common shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy. **The common shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the common shares will be voted accordingly.**

IF NO CHOICE IS SPECIFIED IN THE PROXY WITH RESPECT TO A MATTER TO BE ACTED UPON, THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE DESIGNATED PERSONS NAMED IN THE FORM OF PROXY. IT IS INTENDED THAT THE DESIGNATED PERSONS WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY IN

FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF THE COMPANY'S BOARD OF DIRECTORS FOR DIRECTORS AND AUDITOR.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the common shares on any matter, the common shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set out in this section is of significant importance to those shareholders who do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in the shareholder's name on the records of the Company. Such common shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such common shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). **Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person well in advance of the Meeting.**

The Company does not have access to names of Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the Form of Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in the United States and in Canada. Broadridge typically prepares a special voting instruction form, mails this form to the Beneficial Shareholders and asks for appropriate instructions regarding the voting of common shares to be voted at the Meeting. Beneficial Shareholders are requested to complete and return the voting instructions to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders can call a toll-free number and access Broadridge's dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and to vote the common shares held by them. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving a Broadridge voting instruction form cannot use that form as a proxy to vote common shares directly at the Meeting – the voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have its common shares voted at the Meeting.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her common shares.

All references to shareholders in this Information Circular are to registered shareholders, unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of common shares without par value. As of the record date, determined by the Company's board of directors to be the close of business on May 11, 2009, a total of 11,921,679 common shares were issued and outstanding. Each common share carries the right to one vote at the Meeting.

Only registered shareholders as of the record date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, common shares carrying more than 10% of the voting rights attached to the outstanding common shares of the Company, other than as set forth below:

Name of Shareholder	Number of Common Shares Owned	Percentage of Outstanding Common Shares(1)
John A. Singleton(2)	2,838,975	23.8%
Shelby S. Singleton(3)	2,838,975	23.8%

(1) Based on 11,921,679 common shares issued and outstanding as of May 11, 2009. The Company believes that all persons hold legal title and the Company has no knowledge of actual common share ownership.

(2) John A. Singleton is a director and officer of the Company. John A. Singleton holds 763,200 common shares directly and 2,075,775 common shares indirectly through Andsome Management, a partnership jointly controlled by John A. Singleton and Shelby S. Singleton.

(3) Shelby S. Singleton is a director and officer of the Company. Shelby S. Singleton holds 1,300,000 common shares directly and 1,538,975 common shares indirectly through Andsome Management, a partnership jointly controlled by John A. Singleton and Shelby S. Singleton.

NUMBER OF DIRECTORS

At the Meeting, shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company for the ensuing year at four (4). The number of directors will be approved if the affirmative vote of the majority of common shares present or represented by proxy at the Meeting and entitled to vote are voted in favour of setting the number of directors at four (4).

Management recommends the approval of the resolution to set the number of directors of the Company at four (4).

ELECTION OF DIRECTORS

At present, the directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting, or until their successors are duly elected or appointed in accordance with the Company's Articles of Incorporation or until such director's earlier death, resignation or removal. In the absence of instructions to the contrary, the enclosed Form of Proxy will be voted for the nominees listed in the Form of Proxy, all of whom are presently members of the Company's board of directors.

Management of the Company proposes to nominate the persons named in the table below for election by the shareholders as directors of the Company. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name Province Country of Residence and Position(s) with the Company	Principal Occupation Business or Employment for Last Five Years	Periods during which Nominee has Served as a Director	Number of Common Shares Owned [(1)]
Shelby S. Singleton, Jr. Nashville, TN United States *President, Chief Executive Officer and Director*	Chairman of the Board, President, Director and Chief Executive Officer of the Company	April 28, 1987	2,838,975[(4)]
John A. Singleton[(2)] Nashville, TN United States *Executive Vice-President, Chief Financial Officer and Director*	Executive Vice-President and Chief Financial Officer of the Company	April 28, 1987	2,838,975[(5)]
Terrence O. Lashman[(2)] Vancouver, BC Canada *Director*	President of Luxor Industrial Corporation[(3)], Director of Terraco Gold Corp.[(3)], and President of Cancom International Trading Ltd.	June 23, 1987	579,642[(6)]
Gary. G. Liu[(2)] Vancouver, BC Canada *Director*	Office manager of Cancom International Trading Ltd. since June 1994; Director of Luxor Industrial Corporation[(3)]since March 13, 2000	March 20, 1998	Nil

(1) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at May 11, 2009, based upon information furnished to the Company by the individual directors.

(2) Member of the Audit Committee.

(3) Listed on the TSX Venture Exchange.

(4) Shelby S. Singleton holds 1,300,000 common shares directly and 1,538,975 common shares indirectly through Andsome Management, a partnership jointly controlled by John A. Singleton and Shelby S. Singleton.

(5) John A. Singleton holds 763,200 common shares directly and 2,075,775 common shares indirectly through Andsome Management, a partnership jointly controlled by John A. Singleton and Shelby S. Singleton.

(6) Terrence O. Lashman holds 31,000 common shares directly and 548,642 common shares indirectly through Cancom International Trading Ltd., a company controlled by Mr. Lashman.

Management does not contemplate that any of its nominees will be unable to serve as directors. If any vacancies occur in the slate of nominees listed above before the Meeting, then the Designated Persons intend to exercise discretionary authority to vote the common shares represented by proxy for the election of any other persons as directors.

Management recommends the approval of each of the nominees listed above for election as directors of the Company for the ensuing year.

Cease Trade Orders

No proposed director of the Company is, or within the ten (10) years before the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company that:

(a) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Terrence Lashman, a director of our company, served as a director of Tajzha Ventures Ltd., a company listed on the TSX Venture Exchange. Tajzha Ventures Ltd. was subject to a Management Cease Trade Order issued on May 2, 2008 and a Cease Trade Order issued by the Alberta Securities Commission on July 2, 2008 for failing to file annual financial statements for the year ended December 31, 2007. Mr. Lashman resigned as a director of Tajzha Ventures Ltd. on October 27, 2008. The Management Cease Trade Order and Cease Trade Order remain in effect.

Bankruptcies

No proposed director of the Company is, or within ten (10) years before the date of this Information Circular, has been a director or an executive officer of any company that, while the person was acting in that capacity, or within a year of that person ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets or made a proposal under any legislation relating to bankruptcies or insolvency.

No proposed director of the Company has, within ten (10) years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Each year following completion of the Company's annual general meeting, the board of directors holds a directors' meeting whereat the directors agree on the amount of compensation payable to the executive officers for the following year. Last year, it was determined that Shelby S. Singleton, Jr. would be entitled to a payment of US$87,100 as a non-competition fee and John A. Singleton would be entitled to a salary of US$87,100. Shelby Singleton is employed on a full-time basis and provides his services as President and Chief Executive Officer without a written employment contract. John A. Singleton is employed on a full-time basis and provides his services as Executive Vice President and Chief Financial Officer without a written employment contract. Both persons do not receive any payments for acting as directors of the Company.

The agreed upon amounts payable to Shelby Singleton and John Singleton are designed to compensate them for acting as officers on a full-time basis at a level which is comparable to positions in similarly sized organizations. The Company does not have any set milestones or performance criteria upon which to set compensation levels. The Company does not currently compensate its directors and officers with stock options but it may do so in the future in its discretion. Management and the board does not expect any material deviation from these policies with respect to setting the compensation levels for the 2009 fiscal year.

Option Based Awards

In accordance with Policy 4.4 of the TSX Venture Exchange (the "Exchange"), the directors of the Company have adopted an Incentive Stock Option Plan (the "Plan"), subject to shareholder and Exchange approval. The Plan complies with the requirements of Exchange Policy 4.4 for Tier 2 issuers. Under the Plan, a maximum of 10% of the issued and outstanding shares of the Company are proposed to be reserved at any time for issuance on the exercise of stock options. As the number of shares reserved for issuance under the Plan increases with the issue of additional shares by the Company, the Plan is considered to be a "rolling" stock option plan.

Summary Compensation Table

The following table summarizes the compensation paid to each Named Executive Officer of the Company, which term is defined as:

(a) each chief executive officer ("CEO") of the Company or an individual who acted in a similar capacity during the most recently completed financial year;

(b) each chief financial officer ("CFO") of the Company or an individual who acted in a similar capacity during the most recently completed financial year;

(c) each of the Company's three most highly compensated executive officers or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, as at the end of the most recently completed financial year, and whose total compensation was, individually, more than $150,000 per year; and

any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

SUMMARY COMPENSATION TABLE

					Non-equity Incentive Plan Compensation(1) ($)				
Name and Principal Position	**Year**	**Salary ($)**	**Share-based Awards(2) ($)**	**Option-based Awards(3) ($)**	**Annual Incentive Plans**	**Long-term Incentive Plans**	**Pension Value ($)**	**All Other Compensation ($)**	**Total Compensation ($)**
Shelby S. Singleton, Jr. President, Chief Executive Officer and Director	2008	Nil	Nil	Nil	Nil	Nil	Nil	92,909 (4)	92,909
John A. Singleton Executive Vice President, Chief Financial Officer and Director	2008	92,909 (5)	Nil	Nil	Nil	Nil	Nil	Nil	92,909

(1) "Non-equity Incentive Plan Compensation" includes all compensation under an incentive plan or portion of an incentive plan that is not an equity incentive plan.

(2) "Share-based Awards" means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

(3) "Option-based Awards" means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features.

(4) Shelby S. Singleton, Jr. was paid $92,909 during the year ended December 31, 2008 as a non-competition fee.

(5) John A. Singleton was paid $92,909 during the year ended December 31, 2008 as a salary.

(6) Shelby S. Singleton, Jr. and John A. Singleton were each paid $87,100 in US funds for the amounts stated in (4) and (5) above. The conversion from US funds to Canadian funds is based on an average exchange rate for 2008.

Incentive Plan Awards

The Company did not grant any share-based awards or option-based awards to its Named Executive Officers or its directors during the financial year ended December 31, 2008 and no share-based awards or option-based awards were outstanding as of December 31, 2008.

Pension Plan Awards and Deferred Compensation Plans

As of December 31, 2008, the Company had no pension, defined benefit, defined contribution plans or deferred compensation plans in place.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Company has no plan or arrangement whereby any Named Executive Officer may be compensated in the event of that Named Executive Officer's resignation, retirement or other termination of employment, or in the event of a change of control of the Company or a change in the Named Executive Officer's responsibilities following such a change of control.

Director Compensation

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Terrence O. Lashman	$24,000	Nil	Nil	Nil	Nil	Nil	$24,000
Gary G. Liu	Nil	Nil	Nil	Nil	Nil	Nil	Nil

The Company currently pays Cancom International Trading Ltd. a monthly payment of $2,000 for director services and for administering the Company's Vancouver, British Columbia office. Cancom International Trading Ltd. is controlled by Terrence Lashman, a director of the Company. Apart from such payments, during the year ended December 31, 2008, there were no standard compensation arrangements, or other arrangements in addition to or in lieu of standard arrangements, under which the directors of the Company were compensated for services in their capacity as directors (including any additional amounts payable for committee participation or special assignments), or for services as consultants or experts.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of all our equity compensation plans as of December 31, 2008.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	Nil	Not applicable	1,192,167
Equity compensation plans not approved by security holders	Nil	Not applicable	Nil
Total	**Nil**	**Not applicable**	**1,192,167**

(1) The Company does not have any warrants or rights outstanding under any equity compensation plans.

The Company's Plan provides for the issuance of stock options to directors, employees, consultants or management company employees to acquire up to 10% of the number of issued and outstanding shares of the Company at any given time on a "rolling" basis. A copy of the Plan is available for review at the office of the Company, Suite 702, 889 West Pender Street, Vancouver, British Columbia V6C 3B2 during normal business hours up to and including the date of the Meeting. The Exchange requires companies to obtain shareholder approval of their 10% rolling stock plans on an annual basis. At the Meeting, shareholders will be asked to approve the 2009 Stock Option Plan. See the information under the heading "Approval of the 2009 Stock Option Plan".

APPOINTMENT OF AUDITOR

At the Meeting, shareholders will be asked to vote for the appointment of Manning Elliott, Chartered Accountants, to serve as auditor of the Company for the Company's fiscal year ending December 31, 2009, at a remuneration to be fixed by the Company's board of directors. Manning Elliott was first appointed as the auditor of the Company by the Company's board of directors on July 19, 1987.

Management recommends that shareholders vote in favour of the appointment of Manning Elliott, Chartered Accountants, as the Company's auditors for the Company's fiscal year ending December 31, 2009 at a remuneration to be fixed by the Company's board of directors.

AUDIT COMMITTEE DISCLOSURE

National Instrument 52-110 *Audit Committees*, requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor.

The Audit Committee Charter

Mandate

The primary function of the Committee is to assist the board of directors (the "Board") in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements; (ii) review and appraise the performance of the Company's external

auditors; and (iii) provide an open avenue of communication among the Company's auditors, financial and executive management and the Board.

Composition

The Committee shall be comprised of three directors as determined by the Board, the majority of whom shall be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

<u>Documents/Reports Review</u>

(a) Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

<u>External Auditors</u>

(a) Review annually the performance of the external auditors who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take or recommend that the full Board take appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

(i) the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

(ii) such services were not recognized by the Company at the time of the engagement to be non-audit services; and

(iii) such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditor's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

John A. Singleton	Not independent*	Financially literate*
Terrence O. Lashman	Independent*	Financially literate*
Gary G. Liu	Independent*	Financially literate*

* As defined by National Instrument 52-110, Audit Committees.

Relevant Education and Experience

For a description of the education and experience of each audit committee member that is relevant to the performance of their responsibilities as an audit committee member, please review the disclosure for Mr. John A. Singleton, Mr. Terrence O. Lashman and Mr. Gary G. Liu under the heading "Election of Directors".

Audit Committee Oversight

Since the commencement of the Company's most recently completed financial year, the Company's Board of Directors has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has not relied on the exemptions contained in sections 2.4 or 8 of National Instrument 52-110. Section 2.4 *(De Minimis Non-audit Services)* provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 *(Exemptions)* permits a company to apply to a securities regulatory authority for an exemption from the requirements of National Instrument 52-110 in whole or in part.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as set out in the Audit Committee Charter of the Company. The full text of the Company's Audit Committee Charter is included above under the heading "Audit Committee Charter".

External Auditor Service Fees (By Category)

External Auditor Service Fees

In the following table, "audit fees" are fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year. "Audit-related fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company's financial statements. "Tax fees" are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. "All other fees" are fees billed by the auditor for products and services not included in the foregoing categories.

The aggregate fees billed by the Company's external auditor in the fiscal years ended December 31, 2008 and 2007 by category, are as follows:

Financial Year Ended December 31	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2008	$49,058	$Nil	$4,200	$Nil
2007	$35,000	$Nil	$Nil	$Nil

Exemption

The Company is relying on the exemption provided by section 6.1 of National Instrument 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (*Composition of the Audit Committee*) and Part 5 (*Reporting Obligations*) of National Instrument 52-110.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer or employee, proposed nominee for election to the board of directors, or associate of such persons is, or has been, indebted to the Company since the beginning of the most recently completed financial year of the Company and no indebtedness remains outstanding as at the date of this Information Circular.

None of the directors or executive officers of the Company is or, at any time since the beginning of the most recently completed financial year, has been indebted to the Company. None of the directors' or executive officers' indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year, has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no: (a) director, proposed director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, common shares or who exercises control or direction of common shares, or a combination of both, carrying more than ten percent of the voting rights attached to the common shares outstanding (an "Insider"); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company, except with an interest arising from the ownership of common shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of common shares.

MANAGEMENT CONTRACTS

There were no management functions of the Company, which were, to any substantial degree, performed by a person other than the directors or executive officers of the Company.

CORPORATE GOVERNANCE

Pursuant to National Instrument 58-101 *Disclosure of Corporate Governance Practices*, the Company is required to disclose its corporate governance practices as follows:

Board of Directors

The board of directors of the Company facilitates its exercise of independent supervision over the Company's management through frequent meetings of the board.

Terrence O. Lashman and Gary G. Liu are "independent" in that they are each independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with his ability to act with the best interests of the Company, other than the interests and relationships arising from shareholders. Shelby S. Singleton, Jr., the President and Chief Executive Officer of the Company and John A. Singleton, the Executive Vice-President and Chief Financial Officer of the Company are not independent.

Directorships

The following directors are presently directors of other reporting issuers as set out below:

Name of Director of the Company	Names of Other Reporting Issuer
Shelby S. Singleton, Jr.	Nil
John A. Singleton	Nil
Terrence O. Lashman	Luxor Industrial Corporation(1) Terraco Gold Corp.(1)
Gary G. Liu	Luxor Industrial Corporation(1)

(1) TSX Venture Exchange

Orientation and Continuing Education

The board of directors of the Company briefs all new directors with respect to the policies of the board of directors and other relevant corporate and business information. The board does not provide any continuing education.

Ethical Business Conduct

The Company's board of directors has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the board in which the director has an interest have been sufficient to ensure that the board operates independently of management and in the best interests of the Company.

Nomination of Directors

The board of directors of the Company is responsible for identifying individuals qualified to become new board members and recommending to the board new director nominees for the next annual meeting of shareholders.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the required time, show support for the Company's mission and strategic objectives, and a willingness to serve.

Compensation

The directors decide as a board the compensation for the Company's directors and officers. Compensation payable is determined by considering compensation paid for directors and CEOs of companies of similar size and stage of operations in the entertainment and marketing industry and determining an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and executive management while taking into account the financial and other resources of the Company. In setting the compensation the performance of the CEO is reviewed in light of the Company's objectives and other factors that may have impacted the success of the Company.

Other Board Committees

The board of directors has no committees other than the Audit Committee.

Assessments

The board of directors regularly monitors the adequacy of information given to directors, communications between the board and management and the strategic direction and processes of the board and its committees.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed elsewhere in this Information Circular, no director or executive officer of the Company who was a director or executive officer since the beginning of the Company's last financial year, each proposed nominee for election as a director of the Company, or any associate or affiliates of any such directors, officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of common shares or other securities in the Company or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of the 2009 Stock Option Plan

The Exchange policies with respect to incentive stock options (the "Policies") provide that listed companies may only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. At the last Annual and Special General Meeting, pursuant to the Policies, management proposed and the shareholders of the Company approved a rolling stock option plan which reserves a maximum of 10% of the issued shares of the Company from time to time for administration and grant of options under the stock option plan. The Policies require that such a rolling plan be re-approved each year by the shareholders and the Exchange.

Management of the Company believes that incentive stock options serve an important function in furnishing directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its shareholders through ownership of shares in the Company. Accordingly, at the Meeting, the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend that the shareholders approve, the Company's proposed stock option plan (the "2009 Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the 2009 Plan.

The 2009 Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the 2009 Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required

to be reserved with respect to options granted by the Company prior to the implementation of the 2009 Plan. The 2009 Plan will be administered by the Board, or a committee of three directors, if so appointed by the board of directors (the "Committee"). Subject to the provisions of the 2009 Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the 2009 Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the 2009 Plan. A summary of some of the additional provisions of the 2009 Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company;

(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company;

(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company;

(iv) options granted to all employees, consultants and their associates engaged in investor relations activities for the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company;

(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of ten years;

(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;

(vii) all options granted shall be evidenced by written option agreements; and

(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the shareholders other than the insiders of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. The directors of the Company believe the 2009 Plan is in the Company's best interests and recommend that the shareholders approve the 2009 Plan.

Reference should be made to the full text of the Plan which will be made available at the offices of Sun Entertainment Holding Corporation, Suite 702 – 889 West Pender Street, Vancouver, British Columbia, V6C 3B2, until 4 p.m. on the business day immediately preceding the date of the Meeting.

At the Meeting, the shareholders will be asked to approve the following ordinary resolution:

"BE IT HEREBY RESOLVED THAT:

(a) The 2009 Stock Option Plan of the Company, as described in the Information Circular of the Company, be and is hereby authorized and approved; and

(b) The 2009 Stock Option Plan is hereby ratified in its entirety, subject to such amendments, changes, additions and alterations thereto that any majority of the Board where a quorum is present or acts unanimously approved in writing by the Board may approve or as may be required by the TSX Venture Exchange or such other stock exchange or exchanges as the common shares of the Company may be listed."

Management recommends the approval of the 2009 Stock Option Plan and the Designated Persons as stated on the form of proxy intend to vote in favour of the resolution to approve the Plan, absent contrary directions.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Shareholders may contact the Company at its office by mail at Suite 702, 889 West Pender Street, Vancouver, British Columbia V6C 3B2, to request copies of the Company's financial statements and related Management's Discussion and Analysis (the "MD&A"). Financial information is provided in the Company's audited financial statements and MD&A for the year ended December 31, 2008.

OTHER MATTERS

Other than the above, management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters that are not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized by the board of directors of the Company.

Dated at Vancouver, British Columbia as of May 25, 2009.

ON BEHALF OF THE BOARD

SUN ENTERTAINMENT HOLDING CORPORATION

"Terrence O. Lashman"
Terrence O. Lashman
Director

SUN ENTERTAINMENT HOLDING CORPORATION
Suite 702 – 889 West Pender Street
Vancouver, British Columbia V6C 3B2
Telephone: 604.684.7929
Facsimile: 604.683.2003

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual and special general meeting (the "Meeting") of Sun Entertainment Holding Corporation (the "Company") will be held at 3106 Belmont Boulevard, Nashville, Tennessee, USA, on Friday, June 19, 2009, at the hour of 5:00 p.m. (Nashville time) for the following purposes:

1. to receive the audited financial statements of the Company for the financial year ended December 31, 2008, and the accompanying report of the auditors;

2. to appoint Manning Elliott, Chartered Accountants, as the auditors of the Company for the fiscal year ending December 31, 2009;

3. to authorize the directors of the Company to fix the remuneration to be paid to the auditors for the fiscal year ending December 31, 2009;

4. to set the number of directors of the Company for the ensuing year at four (4) persons;

5. to elect Shelby S. Singleton, Jr., John A. Singleton, Terrence O. Lashman and Gary G. Liu as directors of the Company to hold office until the next annual general meeting of the Company, or until such time as their successors are duly elected or appointed in accordance with the Company's constating documents;

6. to consider, and, if deemed appropriate, to pass, a resolution approving the 2009 Stock Option Plan of the Company; and

7. to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of Meeting.

The Company's Board of Directors has fixed May 11, 2009 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with the Company's transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your

securities on your behalf (the "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, this 25th day of May, 2009.

By Order of the Board of

SUN ENTERTAINMENT HOLDING CORPORATION

Terrence O. Lashman"
Terrence O. Lashman
Director

SUN ENTERTAINMENT HOLDING CORPORATION

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual and Special Meeting to be held on June 19, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. Fold
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 p.m., Central Daylight Time, on Wednesday, June 17, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

20AP09030.E.SEDAR/000001/000001/i

Appointment of Proxyholder

I/We, being holder(s) of Sun Entertainment Holding Corporation hereby appoint:
Shelby S. Singleton, Jr., President, or failing him Terrence O. Lashman, Director

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of Sun Entertainment Holding Corporation to be held at 3106 Belmont Boulevard, Nashville, Tennessee, USA, on June 19, 2009 at 5:00 p.m. (Central Daylight Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Set the Number of Directors To Set the Number of Directors at four (4).	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Shelby S. Singleton, Jr.	☐	☐	02. John A. Singleton	☐	☐	03. Terrence O. Lashman	☐	☐
04. Gary G. Liu	☐	☐						

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	For	Withhold
3. Appointment of Auditors Appointment of Manning Elliott, Chartered Accountants, as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. 2009 Stock Option Plan To consider, and, if deemed appropriate, to pass a resolution approving the 2009 Stock Option Plan of the Company.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 6 6 2 0 4 A R 1 S E D Q

SUN ENTERTAINMENT HOLDING CORPORATION

Computershare

Please return completed form to:
Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

☐ **Interim Financial Statements**
Mark this box if you would like to receive Interim Financial Statements by mail.

☐ **Annual Financial Statements**
Mark this box if you would like to receive the Annual Financial Statements by mail.

Financial Statements Request Form

Rather than receiving financial statements by mail, you may choose to access them at www.sedar.com, or by registering online at www.computershare.com/mailinglist. If you would like to receive either interim financial statements and associated Management Discussion and Analysis and/or the annual financial statements and associated Management Discussion and Analysis, please make your selection above.

Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy.

Please place my name on your financial statements mailing list.

Name

Apt Street Number Street Name

City Prov. / State Postal Code / Zip Code

SEDQ 3LTE

3LTE04

SEDQ.BEN_IA.E.PULLS/000001/000001/i

SUN ENTERTAINMENT HOLDING CORPORATION

(604) 684-7929
(800) 665-2454
(604) 683-2003 FAX

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

Nashville
(615) 385-1960
(615) 385-1964 FAX

Trading Symbol: SED.V (TSX)
Trading Symbol: SETHF (OTC)

PRESS RELEASE 01.09
October 7, 2009

12G3(B)#82-1776
Standard & Poor's Listed

Sun Entertainment Holding Corporation regretfully announces the passing away of the Company's chairman and CEO, Shelby S. Singleton.

The following appeared today in "Country Music Television" (CMT)

Famed Record Producer, Label Executive Shelby Singleton Dies at Age 77
The Current Owner of Sun Records Also Produced Jeannie C. Riley's "Harper Valley P.T.A."
October 7, 2009; Written by Calvin Gilbert



Famed record producer and label executive Shelby Singleton died Wednesday (Oct. 7) at St. Thomas Hospital in Nashville, following a battle with cancer. He was 77.

As a record producer, Singleton was responsible for hits such as Jeannie C. Riley's "Harper Valley P.T.A." and Leroy Van Dyke's "Walk on By." A key figure in the careers of Roger Miller, Ray Stevens and others, Singleton spent his later years administering the release, licensing and marketing of Sun Records, the legendary label he purchased in 1969.

Born Dec. 16, 1931 in Waskom, Texas, he began working for the Starday and Mercury labels in the late '50s, overseeing their regional radio promotion and retail business. He was named chief of A&R for Mercury's Nashville division in 1961 before moving to New York to head the company's A&R operations in New York and Nashville. During his tenure at Mercury and its Smash Records imprint, he signed Roger Miller, Jerry Lee Lewis and Faron Young to the company's roster.

Singleton's legend includes producing three major hits in a single day at Nashville's Quonset Hut recording studio: Van Dyke's "Walk on By," Stevens' "Ahab the Arab" and Joe Dowell's "Wooden Heart." He left Mercury in 1966

and created the Shelby Singleton Corporation in Nashville. After launching Plantation Records, he produced Riley's recording of "Harper Valley P.T.A.," a pop crossover record that sold more than 8 million copies.

In purchasing Sun Records, Singleton controlled the Memphis-based label's extensive catalog of recordings, including early sessions by Lewis, Carl Perkins, Charlie Rich, Johnny Cash, Carl Perkins, Charlie Rich and Roy Orbison, along with blues legends such as Howlin' Wolf, Junior Parker and Little Milton, among others. In addition to promoting the recordings, Singleton was also aggressive in marketing the Sun Records logo on a wide variety of merchandise aimed at fans of the legendary

About Sun Entertainment Corporation

Sun Entertainment Corporation (SEC), based in Nashville, Tennessee, is a wholly owned subsidiary of Sun Entertainment Holding Corporation (SEHC), a publicly traded entity. SEHC/SEC owns the trademarks associated with the legendary Sun Records label that originated in Memphis, Tennessee with producer Sam Phillips. The Company, internationally recognized for rock-n-roll and the evolution of rockabilly is involved in merchandising and management of its vast catalog of approximately 8000 master recordings, with artists including Johnny Cash, Jerry Lee Lewis, Carl Perkins, Roy Orbison, Conway Twitty, Elvis Presley and others.

Official web site: www.sunrecords.com or www.sunrecords.info

For further information contact Terry O. Lashman at (800) 665-2454 or Shelby S. Singleton or John A. Singleton at (615) 385-1960.